Exhibit 99.1

São Paulo - October 10, 2005

GLOBAL PULP MARKET UPDATE

PRODUCTION AND SALES

INCOME STATEMENT 3Q05

DEBT AND CASH STRUCTURES

EBITDA ANALYSIS

CAPITAL EXPENDITURE FORECAST

VERACEL INFORMATION

DIVIDENDS / BUY-BACK PROGRAM

ADDITIONAL INFORMATION

Third Quarter 2005

Highlights

•     Aracruz has been included in the select Dow Jones Sustainability Index (DJSI  World) 2006.

•     Record pulp production of 688,000 tons, including 50% of Veracel’s production, 18% higher than in the same period of 2004.

•     Net income in the quarter was US$72.0 million, or US$0.70 per ADR, 142% higher than in the same period of last year.

•     EBITDA(1) of US$169.2 million, including Veracel stake, 7% higher than in the same period of the previous year. The EBITDA(1) margin was 52%.

•     Pulp sales volume of 620,000 tons, 2% lower than in the third quarter of last year.

•     Net revenue of US$325 million, 9% higher than in the same period of the previous year.

Aracruz — Summary	Unit of Measure	3Q05	3Q04	% QoQ	YTD05	YTD04	YTD % var.
Net revenue	US$ million	324.9	298.8	9%	946.8	845.2	12%
EBITDA (1)	US$ million	163.7	153.9	6%	495.1	430.7	15%
EBITDA (including Veracel) (1)	US$ million	169.2	158.5	7%	502.8	438.9	15%
EBITDA margin (including Veracel) (1)	Percentage	52%	53%	(1p.p. )	53%	52%	1p.p.
Net Income	US$ million	72.0	29.8	142%	198.8	165.3	20%
Earnings per ADR	US$ per ADR	0.70	0.29	142%	1.93	1.60	20%
Adjusted pulp sales volume (2)	Tons	620,000	631,000	(2)%	1,828,000	1,751,000	4%
Paper sales volume	Tons	15,000	12,000	25%	43,000	36,000	19%
Pulp volume produced (including Veracel)	Tons	688,000	583,000	18%	2,027,000	1,843,000	10%

(1) Adjusted for other non-cash items (see reconciliation to Net Income on page 8).

(2) Aracruz sales plus 50% of Veracel’s sales to non-affiliated parties (50% of direct sales, amounting to 6,000 in the 3Q05 and 13,000 YTD05).

Note: 3Q2004 EBITDA information reclassified (see Additional information on page 13).

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated third quarter 2005 results, according to US GAAP and stated in US dollars. The Company uses the equity method of accounting for Veracel Celulose S.A. in which it owns 50% stake.

Release available at:  http:// www.aracruz.com.br

Additional information: Denys Ferrez & André Gonçalves (55-11) 3301-4131   invest@aracruz.com.br

Conference Call: The management would like to invite you to participate in its 3Q2005 results conference call: October 10, 2005 - 11:00 a.m. (New York time). To join us, please dial: (1-973) 935-8509 Code: 6558321. The call will also be web cast on Aracruz’s website www.aracruz.com.br

Global Pulp Market Update

In spite of the increase in oil prices and the damage caused by the hurricanes in the United States, the world economy continued its overall positive trend through the third quarter, contributing to pulp and paper demand during the period.

Western European Printing and Writing paper production through July and August exceeded the 2004 level by 3.6% (203,000 tons), some of which was used to replenish stocks, after the disruptions of the lockout  as the year’s strongest season for advertising approaches.

Continued temporary supply disruptions, planned maintenance downtime and stronger demand led to pulp price stability through the third quarter. World pulp shipments increased by 3.5% (209,000 tons), compared to 2004, during the July and August vacation period in Western Europe, despite slower demand from Asia. In the same period, Eucalyptus pulp shipments amounted to 1.4 million tons, an increase of 7% (93,000 tons) over 2004.

The negative fallout from hurricane Katrina on shipping, logging, trucking and rail-road transport, that is being felt in the US Gulf Coast region, had a minor impact on the company’s business in the region.

Paper production continued to increase in China, on a monthly basis. By the end of the quarter, China was once more active in the pulp market, increasing its imports.

The fourth quarter begins with limited new capacity coming on stream, the extension of temporary pulp mill closures, a seasonal increase in paper demand, low inventories throughout the system, and planned downtime for maintenance. In the short term, these factors indicate a positive scenario for market pulp.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 601,000 tons in the third quarter of 2005, 3% higher than the 583,000 tons in the same period of the previous year, despite maintenance downtime at the Barra do Riacho Unit, of approximately 10 days for each of the three lines (A, B and C), during the quarter.

 In the third quarter, Veracel Celulose S.A. (50% owned by Aracruz), generated a total output of 174,000 tons of pulp, of which 34,100 tons were sold to Aracruz.

At the Guaíba unit, paper production in the quarter totaled 14,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of September 2005 and paper sales in the third quarter of 2005 totaled 15,000 tons.

Aracruz pulp sales reached 614,000 tons in the third quarter,  with 94.4% of the pulp being produced internally and 5.6% of the pulp being resales, compared to 631,000 tons in the same period of the previous year.

At the end of September, inventories at Aracruz were at 379,000 tons, or 47 days of production, compared to 371,000 tons, or 48 days, at the end of June 2005. The inventory level at Veracel, represented an additional 7 days of production for Aracruz (50% stake) at the end of September 2005, compared to 2 days at the end of June 2005. (Calculation of inventory considers a daily production capacity of 7,997 tons in 2005, which includes the current capacity of Aracruz and 50% of Veracel ).

Pulp sales volume distribution by region

Income Statement 3Q05

The average list pulp price in the quarter was $604/ton, compared to $535/ton in the same period of last year. It was down slightly from the average list price, of $609/ton, in the second quarter of 2005.

Total net operating revenue totaled $324.9 million, $26.1 million higher than in the same period of 2004.

Net paper operating revenue amounted to $12.4 million in the quarter, $2.8 million higher than in the same period of the previous year.

Net pulp operating revenue during the quarter amounted to $312.5 million, compared to $286.7 million in the same period of the previous year. Revenue increased as a result of the 12% higher net prices, offset by 3% lower sales volume.

The total cost of sales was $184.5 million in the third quarter of 2005, compared to $178.9 million in the same period of the previous year.

The pulp production cost in the quarter was $250/ton, compared to $235/ton in the same period of 2004. The Aracruz cash production cost (net of depreciation and depletion) of pulp in the quarter was $168/ton, compared to $152/ton in the same period of the previous year (see table below).

Cash Production Cost	US$ per ton
3Q04	152
Wood cost - (lower purchased wood volume)	(9)
Brazilian currency appreciation against the US dollar	27
Other	(2)
3Q05	168

Note: see reconciliation to GAAP numbers on page 18.

The cash production cost in the third quarter of 2005 was up $4/ton in comparison with that of the second quarter of 2005, mainly as a result of the $6/ton negative impact of additional appreciation of the real against the dollar, $3/ton lower dilution of fixed costs, $3/ton of higher specific consumption and prices of raw materials, partially offset by the positive impact of lower maintenance costs ($4/ton) and of lower  wood costs ($5/ton) basically due to a reduction in the volume of wood purchased, in favor of greater use of company-produced wood. (Note: see reconciliation to GAAP numbers on page 18)

Approximately 70% of the cash production cost structure is variable cost, mainly wood and chemicals, representing around 40% and 20% of the total cash production cost, respectively.

Currently, approximately 75% of the company’s cash production cost is correlated to the local currency (R$). The average exchange rate in the third quarter was R$2.3429 per US$1.00, against R$2.9804 per US$1.00 in the same period of 2004, representing a 21.4% appreciation of the real against the US dollar.

Sales and distribution expenses were $16.2 million, $2.1 million higher than in the same period of last year, mainly due to higher terminal expenses and changes in the geographical sales mix.

Administrative expenses were $8.8 million, $1.3 million higher than in the same period of 2004, mainly due to higher labor expenses and the appreciation of the real against the dollar.

The result of other net operating expenses in the quarter was a net income of $4.4 million, compared to a net expense of $6.9 million in the same period of the previous year, mainly due to a $15.5 million lower provision for loss on ICMS credits (there was a credit of $10.1 million during the quarter, as a result of successful negotiations with the tax authorities, pursuant to which the company’s right to offset certain ICMS liabilities with accumulated credits was recognized, thus bringing this pending issue to a definitive conclusion), partially offset by a $3.6 million higher provision for fines relating to tax contingencies.

The sum of the financial and currency re-measurement results in the quarter showed a net income of $18.1 million, compared to a net expense of $13.9 million in the same period of the previous year (see table below).

(US$ million)	3Q05	3Q04
Financial Expenses	30.4	31.5
Interest on financing	25.4	24.1
Taxes (PIS/COFINS and CPMF)	1.2	4.1
Interest on fiscal contingency provisions	3.4	2.8
Other	0.4	0.5
Financial Income	(38.0)	(17.4)
Currency re-measurement	(10.5)	(0.2)
Total	(18.1)	13.9

The increase in “Interest on Financing” resulted from a 2% larger average gross debt balance and higher floating interest rates based on LIBOR.

The improvement in “Financial Income” was mainly due to a 50% greater average cash balance and gains on hedging transactions against the local currency (R$), which are designed to also cover Aracruz’ s exposure through its 50% equity interest in Veracel’s currency exposure.

During the quarter, the local currency appreciated 5.5% against the US dollar, compared to an appreciation of 8% during the same period of the previous year. The closing exchange rate on September 30, 2005 was R$2.2222 per US dollar.

The equity result showed a loss of $23.2 million, $0.3 million from Aracruz Produtos de Madeira S.A. and $22.9 million from Veracel, mainly as a result of the negative impact of financial expenses and the appreciation of the real against the dollar on its financial statements in the third quarter of 2005. The company has a 50% controlling stake in Veracel. (see Veracel Information section for more details)

Income tax and social contribution in the quarter amounted to an expense of $43.3 million, against $41.2 million in the same period of the previous year, and represented a tax expense of 38% on profit before income taxes in the current quarter. In the third quarter this provision had no relevant cash impact.

Such a high tax rate occurred because the principal tax charges are calculated based on the parent company (unconsolidated) Brazilian GAAP results, and were influenced by taxable local currency exchange gains on U.S. dollar financing. In this case, there was a gain of R$181 million in the Brazilian GAAP results for the third quarter of 2005.

The company’s gross debt amounted to $1,394.1 million at the end of September 2005, $27.7 million lower than at the end of June 2005.

Debt and Cash Structure

(US$ million)	September 30, 2005	June 30, 2005
SHORT-TERM DEBT	334.8	285.5
Current portion of long-term debt	231.2	224.5
Short term debt instruments	92.8	52.4
Accrued financial charges	10.8	8.6
LONG-TERM DEBT	1,059.3	1,136.3
TOTAL DEBT	1,394.1	1,421.8
Cash, cash equivalent and investments	638.7	589.4
NET DEBT	755.4	832.4

The local currency debt corresponds entirely to long-term BNDES (Brazilian Development Bank) loans. The debt maturity as at September 30, 2005 was as follows:

At the end of the period, 57% of the long-term debt instruments was at fixed interest rates, the short-term debt represented 24% of the total debt and the amount of cash investments corresponded to 1.9x the short-term debt .

(US$ million)	Principal	% of total		Average interest rate
Foreign Currency	1,185	86%		6.1% p.a.
Trade Finance - long-term	265	19%	floating	5.2% p.a.
Trade Finance - short-term	90	6%	fixed	3.9% p.a.
Securitization	740	54%	fixed	6.6% p.a.
IFC	50	4%	floating	6.4% p.a.
Import Financing	8	1%	floating	4.2% p.a.
BNDES	32	2%	floating	9.7% p.a.
Local Currency	198	14%		13.3% p.a.
TJLP	198	14%	floating	13.3% p.a.
Total	1,383	100%

Cash, cash equivalent and investments, at the end of the quarter, totaled $638.7 million, of which $578.7 million was invested in local currency instruments and $60.0 million was invested abroad, mostly in US dollar time deposits.

Net debt (gross debt less cash holdings) was $755.4 million at the end of the quarter, $77.0 million lower than at the end of the previous quarter, mainly due to positive operating cash generation, partially offset by $10.7 million in payment of interest on shareholders’ equity (based on 2005 results), $50.4 million of capital expenditure and $21.8 million of capital increase in affiliated companies. At the end of the quarter, the net debt to total capital ratio was 29%.

EBITDA

Analysis

The third quarter 2005 adjusted EBITDA, including 50% of Veracel, before other non-cash charges, totaled $169.2 million, compared to $158.5 million in the same period of the previous year, mainly due to higher net pulp prices, resulting in an adjusted margin of 52%. Adjusted EBITDA in the last twelve months was $673.5 million. The EBITDA, without any adjustments, was $167.8 million in the third quarter of 2005, compared to $147.6 million in the same period of 2004. EBITDA in the last twelve months was $633.2 million.

(US$ million)	3Q 2005	3Q 2004

Net income	72.0	29.8
Financial income	(38.0)	(17.4)
Financial expenses	30.4	31.5
Income tax	43.3	41.2
Equity in results of affiliated companies	23.2	6.5
Gain on currency remeasurement, net	(10.5)	(0.2)
Other	(0.5)	—
Operating income	119.9	91.4
Depreciation and depletion in the results:	47.9	56.2
Depreciation and depletion	54.7	53.6
Depreciation and depletion - Inventory movement	(6.8)	2.6
EBITDA	167.8	147.6
Non-cash charges	(4.1)	6.3
Provision for labor indemnity	0.6	0.3
Provision (reversal) for loss on ICMS credits	(10.1)	5.4
Provision (reversal) for loss on inventory	—	(0.5)
Provision for a tax contingency	4.2	0.6
Fixed asset write-offs	0.6	—
Loss on the sale of obsolete spare parts	0.6	0.5
Adjusted Aracruz EBITDA	163.7	153.9
50% of Veracel EBITDA	5.5	4.6
Adjusted total EBITDA	169.2	158.5
Adjusted EBITDA margin - %	52%	53%

Capital Expenditure

Capital expenditure and investment were as follows:

(US$ million)	3Q 05	YTD 05

Silviculture	17.4	45.3
On-going industrial investment	20.7	27.2
Forest and land purchases	0.5	1.2
Other forestry investments	0.9	2.8
Guaíba Unit optimization	6.2	18.0
Sea transportation	—	0.1
Miscellaneous projects	4.7	7.6
Total Capital Expenditure	50.4	102.2
Aracruz capital increase in affiliated companies	21.8	47.3
Total Capital Expenditure and Investment	72.2	149.5

The capital expenditure forecast shows also 50% of the Veracel’s figures, as follows:

(US$ million)	4Q 2005E	2006E	2007E	2008E
- Guaiba Unit (modernization project only)	13	—	—	—
- Regular investments - (Barra do Riacho and Guaiba Units)	35	90	95	85
- 50% of Veracel’s capital expenditure	27	25	15	15
Total	75	115	110	100

Note: does not include projects under analysis and/or those subject to Board of Directors approval.

Veracel Information

The Veracel pulp mill a joint venture by Aracruz Celulose and Stora Enso, located at Eunápolis, in the south of Bahia, was officially inaugurated by the Brazilian authorities on September 28. The investment is the largest private sector project in Brazil during the past few years and is generating nearly 3,000 direct and 7,000 indirect permanent jobs in the region.

The new mill is considered to be state of the art in pulp manufacturing, making use of the most modern equipment, facilities, construction methods and environmental control systems. The operating tests of the facility began in May — three months ahead of time.

With the exception of the “start-up” pulp, the output of the new plant will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each).

The learning phase has been evolving well, and the expectation that the plant should attain full capacity (900,000 tons) in 2006 is being maintained.

Veracel pulp production totaled 174,000 tons in the third quarter of 2005. At the end of September, inventory stood at 107,000 tons of pulp.

Veracel pulp sales reached 105,593 tons in the third quarter, of which 11,434 tons were direct sales, 34,100 tons went to Aracruz and 60,059 tons went to the other controlling shareholders.

VERACEL CELULOSE S.A BALANCE SHEET (Expressed in millions of US dollars)

ASSETS	September 30, 2005	Dec.31, 2004
Current assets	106.2	75.5
Cash investments	0.7	59.0
Other current assets	105.5	16.5
Long term assets	80.6	47.8
Other long term assets	80.6	47.8
Permanent assets	1,180.2	978.8
TOTAL	1,367.0	1,102.1

LIABILITIES	September 30, 2005	Dec.31, 2004
Current liabilities	91.9	87.6
Short-term debt	45.7	20.8
Other accruals	46.2	66.8
Long-term liabilities	764.7	489.0
Long-term debt	757.0	489.0
Other long-term liabilities	7.7
Stockholders’ equity	510.4	525.5
TOTAL	1,367.0	1,102.1

VERACEL’S TOTAL DEBT MATURITY AS AT SEPTEMBER 30, 2005

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2005	19.4	8.6	28.0	3.5%
2006	12.5	14.4	26.9	3.4%
2007	61.8	46.7	108.5	13.5%
2008	61.7	48.6	110.3	13.7%
2009	61.5	48.4	109.9	13.7%
2010	56.6	48.3	104.9	13.1%
2011 onwards	159.1	155.1	314.2	39.1%
Total	432.6	370.1	802.7	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars)

	3Q 05	YTD 05
Income statement
Gross operating income	1.3	5.0
Sales expenses	(0.3)	2.0
Administrative expenses	5.6	15.4
Other, net	3.3	2.1
Operating income	(7.3)	(14.5)
Financial income	(0.4)	(2.3)
Financial expenses	17.2	27.3
Loss on currency re-measurement, net	24.5	75.4
Other, net	0.2	0.3
Income before income taxes	(48.8)	(115.2)
Income tax expense (benefit)	(3.0)	(6.7)
Net income	(45.8)	(108.5)

EBITDA of VERACEL (Expressed in thousands of US dollars)

(US$ million)	3Q 2005
Net income	(45.8)
Financial income	(0.4)
Financial expenses	17.2
Income tax	(3.0)
Loss on currency remeasurement, net	24.5
Other	0.2
Operating income	(7.3)
Depreciation and depletion in the results	18.2
EBITDA	10.9
EBITDA margin %	32%

Veracel is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock Performance

From December 31, 2004 to September 30, 2005, Aracruz’s ADR price increased 7.6%, from accordance with contractual arrangements.

Stock Performance

From December 31, 2004 to September 30, 2005, Aracruz’s ADR price increased 7.6%, from $37.70 to $40.58. In the same period, the Dow Jones Industrial Average index and the S&P Paper and Forest index decreased by 2.0% and 13.5%, respectively.

Stock Price Performance - through September 30, 2005 (Base 100 = Dec. 31, 2004)

Results According to Brazilian GAAP

Stock information	September 30, 2005
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$4.2 billion
Average daily trading volume – 3Q05 (Bovespa and NYSE)*	$13 million

*Source: Bloomberg

Dividend / Buy-back program

Share Buyback Program

As part of the Aracruz share buy-back program, authorized for up to one year commencing June 03, 2005, 105,200 Class “B” preferred shares, less than 1% of the approved volume, were acquired during the 3Q05, bringing the total number of Class “B”  preferred shares in Treasury to 1,483,200.

Dividends / Interest on Stockholder Equity

The management intends to continue the policy of paying Dividends in advance, as Interest on Stockholders’ Equity, within the year of reference, in accordance with its fiscal planning and the limitations imposed by article 9 of Law nº 9,249/95.

The potential amount that could still be declared, up to the end of December 2005, as Interest on Stockholders’ Equity, in anticipation of the annual dividend for the fiscal year 2005, is approximately R$160 million.

The local currency consolidated result, according to Brazilian GAAP - the accounting practices adopted in Brazil, was a net income of R$296.8 million for the quarter. Aracruz has also publicly released the unconsolidated financial results in Brazil , which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the third quarter of 2005, Aracruz Celulose S.A. reported an unconsolidated net income of R$285.7 million (R$162.6 million, excluding equity results).

Additional Information

1. Aracruz included in Dow Jones Sustainability Index

On September 7, Aracruz Celulose was included in the select Dow Jones Sustainability Index (DJSI  World) 2006. The list draws attention to the best corporate sustainability practices around the world, encompassing 317 companies from 58 sectors in 24 countries. A total of 2,500 companies were candidates for a place in the index.

The Dow Jones Sustainability Index lists companies ranked in the top 10% in their respective industries worldwide. In the forestry sector, Aracruz, Stora Enso from Sweden-Finland (Aracruz’s partner in the Veracel pulp mill, in Bahia) and Finland’s UPM-Kymmene were the companies selected, effective as of September 19.

2. Aracruz Celulose doubles capacity of its wood deliveries with ocean-going barges

Aracruz’s pioneering coastal operations started in May 2003 and, until April, involved three barges and one tugboat. Last year, the system was responsible for transporting 13.5% of the wood used at the company’s pulp mill in Barra do Riacho. In April 2005, an additional tugboat was added to the fleet, along with an additional barge.

Now, with the entire fleet operational, the maximum system capacity of 3.4 million cubic meters/year should be attained, representing 42% of the total amount of wood used by the Barra do Riacho mill.

Each barge has the capacity to carry about 5,000 cubic meters of wood, which is equivalent to the capacity of 100 logging trucks. This means that, besides optimizing transportation costs, the system will lead to a reduction of 200 trips/day by logging trucks on the BR 101 highway, thereby also reducing road traffic and the amount of diesel engine exhaust emissions.

Aracruz was the pioneer in Brazil in the use of coastal shipping (linking two ports within the same country) for the transportation of wood with barges and tugboats specially designed for the purpose.

3. EBITDA calculation - change in methodology

Until the end of 2004, the EBITDA was calculated using the total amount of “depreciation, depletion and amortization” based on production. The methodology applied was liable to be affected by the difference between the production and sales volumes for a specific period.

In 2005, the EBITDA calculation reflects the amount of “depreciation, depletion and amortization” based on sales volume, in order to improve the quality of the information provided on a quarterly basis, given that in the full year figure these  impacts have been minimized. As a result of this change in the calculation criteria, we reclassified the 2004 EBITDA in order for it to be comparable to 2005. See below:

YEAR 2004	3Q		FY
(US$million)	previous	new	previous	new
Operating income	91.4	91.4	356.7	356.7
Depreciation and depletion in the results:	53.6	56.2	206.9	206.1
Depreciation and depletion	53.6	53.6	206.9	206.9
Depreciation and depletion - Inventory movement	—	2.6	—	(0,8)
EBITDA	145.0	147.6	563.6	562.8
Non-cash charges	6.3	6.3	32.2	32.2
Adjusted EBITDA	151.3	153.9	595.8	595.0
Adjusted EBITDA margin -%	51%	52%	51%	51%

4. Adjusted EBITDA comparison 2Q05 vs. 3Q05 - US$ million

In the third quarter, the decrease in the adjusted EBITDA was mainly due to lower net pulp prices and higher costs arising from pulp resold, partially offset by the increase in the “50% of Veracel EBITDA”, when compared with the previous quarter.

Adjusted EBITDA considers other non-cash items and 50% of Veracel, as shown below:

(US$million)	3Q05	2Q05
Net income	72.0	56.4
Financial income	(38.0)	(46.0)
Financial expenses	30.4	44.5
Income tax	43.3	48.0
Equity in results of affiliated companies	23.2	30.2
Gain on currency remeasurement, net	(10.5)	(19.9)
Other	(0.5)	(0.1)
Operating income	119.9	113.1
Depreciation and depletion in the results:	47.9	50.9
Depreciation and depletion	54.7	52.8
Depreciation and depletion - Inventory movement	(6.8)	(1.9)
EBITDA	167.8	164.0
Non-cash charges	(4.1)	11.5
Provision for labor indemnity	0.6	0.7
Provision (reversal) for loss on ICMS credits	(10.1)	6.4
Provision for a tax contingency	4.2	3.6
Fixed asset write-offs	0.6	0.4
Loss on the sale of obsolete spare parts	0.6	0.4
Adjusted Aracruz EBITDA	163.7	175.5
50% of Veracel EBITDA	5.5	3.6
Adjusted total EBITDA	169.2	179.1
Adjusted EBITDA margin -%	52%	55%

Note: In the main body of the text (p.2 - 11), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world’s largest producer of bleached eucalyptus Kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber, produced at a high-tech sawmill located in the extreme-south of the state of Bahia, is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed on the São Paulo Stock Exchange (BOVESPA), on the Latin America Securities Market (Latibex), in Madrid - Spain, and on the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying “Class B” preferred shares.

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except for per-share amounts)            (unaudited)

	Three-month period ended - September 30,		Nine-month period ended - September 30,
	2005	2004	2005	2004
Operating revenue	370,229	343,174	1,082,496	955,780
Domestic	19,308	19,819	47,141	47,608
Export	350,921	323,355	1,035,355	908,172
Sales taxes and other deductions	45,283	44,376	135,722	110,531
Net operating revenue	324,946	298,798	946,774	845,249
Pulp	312,503	286,739	912,232	811,359
Paper	12,443	9,599	34,493	26,782
Sawn wood		2,460	49	7,108
Operating costs and expenses	205,045	207,421	612,468	583,114
Cost of sales	184,522	178,930	531,439	504,390
Pulp	177,034	169,800	509,952	478,010
Cost of sales related to pulp production and purchases	152,904	143,607	434,656	402,791
Inland freight, ocean freight and insurance	24,130	26,193	75,296	75,219
Paper	7,488	5,872	21,440	17,041
Sawn wood		3,258	47	9,339
Selling	16,183	14,120	46,410	38,544
Administrative	8,782	7,482	22,718	23,113
Other, net	(4,442)	6,889	11,901	17,067
Operating income	119,901	91,377	334,306	262,135
Non-operating (income) expenses	4,514	20,447	22,468	51,545
Financial income	(38,032)	(17,397)	(107,197)	(35,075)
Financial expenses	30,395	31,537	104,872	88,880
Interest on financing	25,394	24,131	74,392	69,521
Other	5,001	7,406	30,480	19,359
(Gain) loss on currency re-measurement, net	(10,479)	(179)	(28,912)	(8,659)
Equity results of affiliated companies	23,213	6,511	54,439	6,434
Other, net	(583)	(25)	(734)	(35)
Income before income taxes	115,387	70,930	311,838	210,590
Income taxes	43,347	41,152	113,087	45,331
Current	(3,754)	30,597	78,111	35,658
Deferred	47,101	10,555	34,976	9,673
Net income for the period	72,040	29,778	198,751	165,259
Depreciation and depletion in the results:	47,868	56,233	146,363	148,161
Pulp production cost	49,116	48,497	150,933	144,361
Forests and other	4,175	3,149	2,682	5,383
Other operating costs and expenses	1,353	2,011	4,027	6,086
Sub-total	54,644	53,657	157,642	155,830
Inventory movement	(6,776)	2,576	(11,279)	(7,669)
EBITDA	167,769	147,610	480,669	410,296
EBITDA (adjusted for other non-cash items)	163,703	153,918	495,124	430,660

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

ASSETS	Sep. 30, 2005	Dec.31, 2004
Current assets	1,107,526	833,113
Cash and cash equivalents	113,633	36,474
Short-term investments	523,202	412,110
Accounts receivable	195,742	208,336
Inventories, net	164,941	126,220
Deferred income tax, net	11,084	9,853
Recoverable income and other taxes	88,872	36,984
Other current assets	10,052	3,136
Property, plant and equipment, net	2,077,086	2,133,896
Investment in affiliated company	266,781	273,890
Goodwill	207,050	207,050
Other assets	90,280	81,709
Long-term investments	1,913	1,601
Advances to suppliers	60,276	50,685
Deposits for tax assessments	21,141	17,369
Recoverable income and other taxes	2,952	6,675
Other	3,998	5,379

TOTAL	3,748,723	3,529,658

LIABILITIES	Sep. 30, 2005	Dec.31, 2004
Current Liabilities	450,111	274,806
Suppliers	48,597	52,869
Payroll and related charges	20,146	15,486
Income and other taxes	39,736	42,123
Current portion of long-term debt
Related party	61,384	51,567
Other	169,769	89,706
Short-term debt - export financing and other	92,785	3,767
Accrued financial charges	10,835	7,894
Interest on stockholders’ equity payable	1,125	10,433
Other accruals	5,734	961
Long-term liabilities	1,405,302	1,440,265
Long-term debt
Related party	165,634	178,588
Other	893,715	1,044,140
Deferred income tax, net	86,841	50,645
Tax assessment and litigation contingencies	223,100	130,846
Suppliers	11,849	14,118
Other	24,163	21,928
Minority interest	116	300
Stockholders’ equity	1,893,194	1,814,287
TOTAL	3,748,723	3,529,658

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in thousands of US dollars)

	Three-month period ended - Sep. 30,		Nine-month period ended - Sep. 30,
	2005	2004	2005	2004
Cash flows from operating activities
Net income for the period	72,040	29,778	198,751	165,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	54,644	53,657	157,642	155,830
Equity results of affiliated company	23,213	6,511	54,439	6,434
Deferred income tax	47,101	10,555	34,976	9,673
Loss (gain) on currency re-measurement	(10,479)	(179)	(28,912)	(8,659)
Loss (gain) on sale of equipment	646	(9)	1,000	223
Decrease (increase) in operating assets
Accounts receivable, net	11,283	(11,490)	4,389	31,550
Inventories, net	(11,130)	3,858	(38,721)	(15,185)
Interest on short-term investments	(18,923)	(52,542)	(61,223)	(65,737)
Recoverable income taxes	(22,950)	(2,643)	(38,539)	(7,958)
Other	(1,885)	(1,936)	(5,759)	(4,597)
Increase (decrease) in operating liabilities
Suppliers	704	(1,081)	(8,452)	(38,551)
Payroll and related charges	4,621	3,416	3,787	(2,019)
Tax assessment and litigation contingencies	(20,433)	31,011	52,694	26,623
Accrued financial charges	2,158	1,786	2,887	2,789
Other	(8,306)	2,667	3,845	6,538
Net cash provided by operating activities	122,304	73,359	332,804	262,213
Cash flows from investing activities
Short-term investments	39,757	18,623	36,987	(11,153)
Proceeds from sale of equipment	424	9	505	594
Investments in affiliate	(21,830)	(44,000)	(47,330)	(89,000)
Additions to property, plant and equipment	(50,422)	(31,453)	(102,222)	(69,801)
Net cash used in investing activities	(32,071)	(56,821)	(112,060)	(169,360)
Cash flows from financing activities
Short-term debt, net	41,914	3,699	97,587	(111,235)
Long-term debt
Issuance			25,000	307,488
Repayments	(82,473)	(23,413)	(140,165)	(179,308)
Treasury stock	(351)		(351)
Dividends and interest on stockholders’ equity paid	(10,748)		(132,159)	(115,892)
Net cash used in financing activities	(51,658)	(19,714)	(150,088)	(98,947)
Effects of exchange rate changes on cash and cash equivalents	2,779	(421)	6,503	3,339
Increase (decrease) in cash and cash equivalents	41,354	(3,597)	77,159	(2,755)
Cash and cash equivalents, beginning of the period	72,279	67,126	36,474	66,284
Cash and cash equivalents, end of the period	113,633	63,529	113,633	63,529

Reconciliation of Results of Operation

Brazilian GAAP v US GAAP (US$ million)	3Q 2005	YTD 2005
Net Income Parent Company (Brazilian GAAP)	128.6	444.4
Realized (Unrealized) profits from subsidiaries	5.0	1.3
Net Income Consolidated (Brazilian GAAP)	133.6	445.7
Depreciation, depletion and asset write-offs	(2.6)	(24.9)
Income tax provision - Fas 109	4.6	(3.0)
Equity results of affiliated company	(19.2)	(47.7)
Reversal of goodwill amortization	14.8	39.6
Foreign-exchange variation	(59.2)	(210.9)
Net Income Consolidated - (US GAAP)	72.0	198.8

Exchange rate at the end of September (US$1.0000 = R$2.2222)

Non-GAAP information Reconciliation

	3Q05			2Q05			3Q04
	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton	US$ million	Volume 000 tons	US$ per ton
Cost of sales	152.9	614.3		146.1	608.0		143.6	631.6
Pulp inventories beginning of the period	(96.3)	(371.0)		(82.7)	(334.8)		(95.3)	(392.2)
Pulp purchased	(10.3)	(34.1)		(3.0)	(7.0)		—	—
Pulp for paper production	2.8	12.2		2.4	11.3		2.3	10.1
Other	(0.4)	—		(1.0)	—		2.0	—
Pulp inventories end of the period	101.3	379.4		96.3	371.0		84.6	333.7
Pulp production cost	150.0	600.8	250	158.1	648.5	244	137.2	583.2	235
Depreciation and depletion in the production cost	(49.1)	—	(82)	(51.5)	—	(80)	(48.5)	—	(83)
Cash production cost	100.9	600.8	168	106.6	648.5	164	88.7	583.2	152

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, as a result of various factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.